Exhibit 99.2

Dear Cadbury Schweppes plc Shareholder:

On March 15, 2007, we announced that we intended to separate our Americas Beverages business from our global confectionery business. On October 10, 2007 we indicated that we were focused on effecting the separation of the Americas Beverages business through a demerger. This separation will be effected through the distribution of the common stock of Dr Pepper Snapple Group, Inc., or DPS, a new publicly-traded U.S. corporation, to the shareholders of Cadbury Schweppes plc (Cadbury Schweppes). DPS will own and operate our Americas Beverages business. We will continue to own and operate our global confectionery business under our new name Cadbury plc. We believe that the separation of our Americas Beverages business from our global confectionery business will enhance value for shareholders.

We believe that the separation of DPS from Cadbury Schweppes will create significant opportunities and benefits, including allowing the management of each company to focus its efforts on its own business and strategic priorities, enabling each company to allocate its capital more efficiently, providing DPS with direct access to the debt and equity capital markets, improving DPS’s ability to pursue strategic transactions through the use of shares of common stock as consideration, enhancing DPS’s market recognition with investors, and increasing DPS’s ability to attract and retain employees by providing equity compensation tied directly to its business.

We encourage you to read the enclosed information statement, which is being provided to all Cadbury Schweppes shareholders in accordance with U.S. law. It describes in detail the distribution of shares of DPS common stock to holders of Cadbury Schweppes ordinary shares and ADRs and contains important business and financial information about DPS.

Following the separation and the distribution, Cadbury plc’s ordinary shares will be traded on the London Stock Exchange and Cadbury plc American Depositary Receipts will be traded on the New York Stock Exchange. DPS intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.”

We look forward to your continued support as a shareholder of Cadbury plc. We remain committed to working on your behalf to build long-term shareholder value.

Sincerely,

Sir John Sunderland	Todd Stitzer
Chairman	Chief Executive Officer
Cadbury Schweppes plc	Cadbury Schweppes plc

April   , 2008